UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Subject Company)

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

299096107

(CUSIP Number of Class of Securities)

Jonathan A. Shaw

Chief Executive Officer

770 Komas Drive

Salt Lake City, Utah 84108

(801) 588-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Jeffrey M. Jones

Kevin R. Pinegar

Durham Jones & Pinegar, P.C.

111 South Main Street, Suite 2400

Salt Lake City, Utah 84111

(801) 415-3000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2020, and subsequently amended by Amendment No. 1 filed with the SEC on March 11, 2020, and Amendment No. 2 filed with the SEC on March 23, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Elevate Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Elevate Entertainment Inc., a Delaware corporation (“Parent”), which is a subsidiary of Mirasol Capital, LLC, a Delaware limited liability company solely managed by Stephen T. Winn, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.20 per share (the “Shares”) at a price of $1.19 per share (the “Offer Price”), to be paid net to the seller in cash, without interest thereon and subject to any applicable withholding for taxes, on the terms and subject to the conditions specified in the Offer to Purchase dated February 27, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The terms and conditions of the Offer and other information regarding Purchaser and Parent are included in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on February 27, 2020 (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offer

“The Offer and withdrawal rights expired as scheduled at midnight, Eastern Time, on March 25, 2020 (the “Expiration Date”). The Offer was not extended. Continental Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of 12:00 midnight Eastern Time, at the end of March 25, 2020, 10,576,487 Shares were properly tendered into and not validly withdrawn from the Offer (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but the Shares represented thereby were not yet delivered), representing approximately 92.1% of the Shares issued and outstanding as of the Expiration Date. Additionally, the Depositary has advised Parent and Purchaser that Notices of Guaranteed Delivery have been delivered with respect to an additional 50,741 Shares, representing approximately 0.4% of the issued and outstanding Shares as of the Expiration Date.

The number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the Depositary) satisfied the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser has advised the Company that it intends to complete its acquisition of the Company by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of shareholders of the Company in accordance with Section 16-10a-1104 of the URBCA. At the Effective Time, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a subsidiary of Parent, and each Share issued and outstanding immediately prior to the Effective Time (except for Shares owned, directly or indirectly, by Parent, Purchaser or the Company (including Shares held as treasury stock or otherwise), which will be cancelled without any consideration in exchange therefor, and by any shareholder who perfected its statutory dissenters’ rights pursuant to Section 16-10a-1330 of the URBCA, and who, as of the Effective Time, has not waived, withdrawn or lost such dissenters’ rights to appraisal under Section 16-10a-1330 of the URBCA with respect to such Shares) will be canceled and converted into the right to receive the Offer Price in cash, without interest and subject to any applicable tax withholding.

In addition, at the Effective Time, the vested portion (including any portion that pursuant to the applicable equity incentive plan or its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each Company Compensatory Award that is outstanding immediately prior to the Effective Time (each such vested portion of a Company Compensatory Award, a “Cashed Out Compensatory Award”) will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange therefor, each former holder of any such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to the product of (i) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the Effective Time and (ii) the Merger Consideration less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). However, the right of a former holder of a Cashed Out Compensatory Award to receive their respective Compensatory Award Payment is subject to such holder’s execution of a Compensatory Award Termination Agreement. From and after the Effective Time, any such Cashed Out Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares, but will entitle such holder only to the payment of the Compensatory Award Payment. However, any Cashed Out Compensatory Award that has an exercise price or purchase price equal to or greater than the Merger Consideration will be cancelled without any payment. The Compensatory Award Payments will be paid as soon as reasonably practicable following the Effective Time but not more than 30 days, without interest.

Further, at the Effective Time, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the Effective Time (each such unvested portion of a Company Compensatory Award, a “Terminated Compensatory Award”) will, immediately prior the Effective Time, be cancelled and extinguished for no consideration. From and after the Effective Time, any such Terminated Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares.

As a result of the Merger, the Company will cease to be a publicly traded company and the Shares will be deregistered under the Exchange Act as promptly as practicable after the Effective Time.

On March 26, 2020, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release issued by Parent announcing the results of the Offer is attached to this Schedule 14D-9 as Exhibit (a)(6) and is incorporated by reference herein.”

Item 9.         Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

“Exhibit No.	Description

(a)(6)	Press release issued by Elevate Entertainment Inc. on March 26, 2020 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2020

Evans & Sutherland Computer Corporation

By:	/s/ JONATHAN SHAW
	Name:	Jonathan Shaw
	Title:	Chief Executive Officer